UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No: 2)*

Leap Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

52187K101

(CUSIP Number)

December 31, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Eli Lilly and Company
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Indiana

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 3,151,605
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 3,151,605
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,151,605(1)
10.	Check Box if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 3.5%(2)
12.	Type of Reporting Person (See Instructions) CO

(1)	Includes 1,331,847 shares of common stock, par value $0.001 per share, of Leap Therapeutics, Inc. issuable upon the exercise of a currently-exercisable warrant.
(2)

The percentage is calculated based upon 88,318,454 shares of common stock outstanding, as set forth in the Issuer’s Quarterly Report on Form 10-Q, filed on November 12, 2021, in addition to the 1,331,847 shares of common stock issuable upon the exercise of a currently-exercisable warrant.

Item 1.	Name of Issuer

(a)	Name of Issuer:

Leap Therapeutics, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

47 Thorndike Street, Suite B1-1

Cambridge, Massachusetts 02142

Item 2.	Name of Person Filing

(a)	Name:

Eli Lilly and Company

(b)	Address of Principal Business Office:

c/o Lilly Corporate Center

Indianapolis, Indiana 46285

(c)	Citizenship:

Indiana corporation

(d)	Title of Class of Securities:

Common Stock, $0.0001 par value

(e)	CUSIP Number:

05370A108

Item 3.	If this statement is filed pursuant to § 240.13d-1(b) or § 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

All ownership information is as of December 31, 2021.

(a)	Amount Beneficially Owned: See Item 9 of Cover Sheet.

(b)	Percent of Class: See Item 11 of Cover Sheet.

(c)	Number of shares as to which the person has:

(i)	sole power to vote or to direct the vote: See Item 5 of Cover Sheet.

(ii)	shared power to vote or to direct the vote: See Item 6 of Cover Sheet.

(iii)	sole power to dispose or to direct the disposition of: See Item 7 of Cover Sheet.

(iv)	shared power to dispose or to direct the disposition of: See Item 8 of Cover Sheet.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the Common Stock, check the following: ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Member of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2022	By:	*
Authorized Signatory

/s/ Christopher Anderson
*By:	Christopher Anderson
Attorney-in-Fact

This Schedule 13G was executed pursuant to a Power of Attorney for Eli Lilly and Company filed on the date hereof with the Securities and Exchange Commission and attached as an exhibit hereto.